[Letterhead of Sutherland Asbill & Brennan LLP]
June  , 2010
VIA E-MAIL & EDGAR
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp.
Registration Statement on Form N-2 filed on April 12, 2010
File No. 333-166012
Dear Mr. Minore:
     On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated May 18, 2010. The Staff’s comments are set forth below in italics and are followed by the Company’s responses. References to the Company’s registration statement on Form N-2 (the “Registration Statement”) contained herein are to the pre-effective amendment No. 1 to the Company’s registration statement on Form N-2 that has been filed with the SEC on the date hereof.
Prospectus
Registration Statement
1.	If the Company proposes an offering from this registration statement shortly after its effectiveness, it should file, as part of its next pre-effective amendment, the form of prospectus supplement that the Company intends to use with that offering.

The Company advises the Staff that it will file a form of prospectus supplement as part of the Registration Statement in a pre-effective amendment if the Company proposes an offering from this Registration Statement shortly after its effectiveness. At this time, given the volatility of the stock market and the price of the Company’s shares of common stock, the Company cannot predict when it will propose to conduct an offering from the Registration Statement. As a result,

Mr. Dominic Minore
June  , 2010

the Company has not included a form of prospectus supplement as part of the Registration Statement.
Prospectus
2.	The financial information contained in the prospectus should be updated to the fiscal quarter ended March 31, 2010.

The Company has updated the disclosure accordingly.
Prospectus Cover Page
3.	In the sixth paragraph, provide the net asset value per share and the last reported sale price per share of the common stock of the Company as of a recent date.

The Company advises the Staff that it has provided the net asset value per share of the Company as of March 31, 2010 and the last reported sale price per share of the common stock of the Company as of a recent date. As you are aware, business development companies (“BDCs”) have universally adopted the practice of determining the net asset value of their shares of common stock as of the end of each of their fiscal quarters. This practice reflects the reality of the significant time and expense expended by BDCs in determining the fair value of their investment portfolios, which are primarily composed of securities issued by private companies. As a result, the Company has not determined its net asset value per share since March 31, 2010. In light of the foregoing, the Company is unable to state the net asset value per share of the Company’s common stock as of a date more recent than March 31, 2010.
About this Prospectus
4.	Expand the last sentence of the second paragraph to clarify that the prospectus and any prospectus supplements will, however, be updated during the offering period to reflect any material changes to the information contained therein.

The Company has revised the disclosure accordingly. See page ii of the Registration Statement.
Prospectus Summary — Fifth Street Finance Corp.
5.	Disclose what the Company’s asset coverage ratio would be if the maximum amount of SBA guaranteed debt excluded pursuant to any exemptive relief is added back to the calculation of the asset coverage ratio. Also disclose the maximum amount of additional leverage that the Company could incur if the exemptive relief is granted.

Mr. Dominic Minore
June  , 2010

The Company advises the Staff that it has not yet received any exemptive relief in connection with its SBA guaranteed debt. The Company has revised the disclosure accordingly. See page 2 of the Registration Statement.
Fees and Expenses
6.	It appears the phrase “and a corresponding prospectus supplement” should be deleted from the third sentence.

The Company has revised the disclosure accordingly. See page 10 of the Registration Statement.

7.	We note the absence of the Acquired Company Fees & Expenses line item from the Company’s fee table. Please confirm to us in your response letter whether the Company will make investments that trigger the need for applicable Acquired Company Fees & Expenses disclosure or whether such expenses amount to less than one basis point and are, therefore, included in “Other expenses.”

The Company advises the Staff that such expenses total less than one basis point of the Company’s average net assets and, as a result, such amounts are included in “Other Expenses.”

8.	In your response letter, confirm that the Company’s investment adviser has no ability to recoup any of the base management fee that it either has or will have “permanently waived.”

The Company confirms to the Staff that its investment adviser has no ability to recoup any of the base management fee that it has “permanently waived.”

9.	Expand the footnote to the “Interest payments on borrowed funds” line item to highlight the estimates and assumptions underlying the 0.39% figure. In your response letter, confirm that “Interest payments on borrowed funds” is presented on a consolidated basis.

The Company has revised the disclosure accordingly. See page 11 of the Registration Statement. The Company confirms to the Staff that “Interest payments on borrowed funds” is presented on a consolidated basis.

10.	In a footnote to the fee table, disclose that the Company does not expect to issue preferred shares during the next twelve months.

The Company advises the Staff that, in connection with its 2010 Annual Meeting of Stockholders, the Company’s stockholders approved a proposal to remove Fifth Street Finance Corp.’s authority to issue shares of preferred stock. As a result, the Company has no authority under its amended and restated certificate of

Mr. Dominic Minore
June  , 2010

incorporation to issue any preferred shares. See “Description of our Securities” on page 90 of the Registration Statement.

11.	The first three sentence of footnote (8) should be deleted because they appear not to enhance an investor’s understanding of the “Total annual expenses” presentation.

The Company has revised the disclosure accordingly. See page 11 of the Registration Statement.
Risk Factors
12.	Expand the first paragraph to clarify that the risks set forth in this section nonetheless discuss the presently known principal risks of investing in the Company. In this regard, add any additional disclosure needed to complete the discussion of risks required by Item 8.3 of Form N-2.

The Company has revised the disclosure accordingly. See page 14 of the Registration Statement.
Our wholly-owned SBIC subsidiary, Fifth Street Mezzanine Partners IV L.P. is licensed by the SBA and is subject to SBA regulations
13.	Highlight what experience, if any, Fifth Street Mezzanine Partners IV, L.P. has managing an SBA licensed entity.

The Company has revised the disclosure accordingly. See page 21 of the Registration Statement.
Substantially all of our assets could potentially be subject to security interests
14.	Delete the mitigating phrase “as is common in the business development company industry” from the risk factor disclosure.

The Company has revised the disclosure accordingly. See page 18 of the Registration Statement.

15.	Expand the discussion to indicate the percentage of the Company’s assets that are currently subject to liens or pledges. Also discuss the potential material impact, if any, that such liens or pledges may have on the Company’s operations, policies, strategies and financial flexibility.

The Company has revised the disclosure accordingly. See page 18 of the Registration Statement.

Mr. Dominic Minore
June  , 2010

Price Range of Common Stock and Distributions
16.	Complete the tabular presentation of the “Year ended September 30, 2010 Second Quarter” information.

The Company has revised the disclosure accordingly. See page 32 of the Registration Statement.
Borrowings
17.	We note that Wells Fargo Securities has acted as lead underwriter for each of the Company’s five offerings from its shelf registration statement since it was declared effective in July 2009. We also note the disclosure on page 48 pertaining to the current borrowing arrangement and related agreements with Wachovia, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association. In your response letter, provide us with your analysis as to the applicability of Investment Company Act sections 57(d)(2) & (e) and, if those provisions are applicable, whether the transaction nevertheless meets the requirements of Investment Company Act section 57(f).

Section 57(d) of the Investment Company Act of 1940 (the “1940 Act”) generally prohibits certain persons related to a BDC in the manner enumerated in Section 57(e) (“Related Persons”) from participating in certain types of transactions with the BDC, absent approval in the manner set forth in Section 57(f) of the 1940 Act by a majority of the BDC’s directors who have no financial interest in the transaction, plan or arrangement and a majority of the BDC’s directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the BDC (such approval being referred to herein as the “Independent Director Approval”). Section 57(d)(2) of the 1940 Act prohibits certain purchase transactions between a BDC and a Related Person unless Independent Director Approval has been obtained.

Among the Related Persons enumerated in Section 57(e) is an “affiliated person”[1] of a “principal underwriter” of or for a BDC. Section 2(a)(29) of the 1940 Act defines a “principal underwriter” of or for a BDC as follows:

[1]	Section 2(a)(3) of the 1940 Act defines an “affiliated person’’ of another person as “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.”

Mr. Dominic Minore
June  , 2010

Any underwriter who, in connection with a primary distribution of securities: (A) is in privity of contract with the issuer or an affiliated person of the issuer; (B) acting alone or in concert with one or more other persons; initiates or directs the formation of an underwriting syndicate; or (C) is allowed a rate of gross commission, spread, or other profit greater than the rate allowed another underwriter participating in the distribution. [Emphasis added.]
As a result, an “affiliated person” of a “principal underwriter” would be precluded from engaging in the purchase transactions set forth in Section 57(d)(2) of the 1940 Act with a BDC absent Independent Director Approval. Thus, if Wells Fargo Securities, LLC were deemed to be the principal underwriter of or for the Company at the time of the Company’s entry into the borrowing arrangement and related transactions with Wachovia Bank, N.A. and Wells Fargo Bank, National Association (i.e., “affiliated persons” of Wells Fargo Securities, LLC), the Company would not have been able to pledge the equity interests in its wholly-owned subsidiary, Fifth Street Funding, LLC (“Fifth Street Funding”), to Wachovia Bank, N.A. and Wells Fargo Bank, National Association in connection therewith (assuming arguendo that a pledge is tantamount to the sale of the equity interests of Fifth Street Funding by the Company and a purchase thereof by Wachovia Bank, N.A. and Wells Fargo Bank, National Association) unless the Company had obtained Independent Director Approval.
Wells Fargo Securities, LLC completed the distribution of the Company’s shares of common stock in connection with a shelf offering on October 22, 2009 and the Company had not entered into a new underwriting agreement with Wells Fargo Securities, LLC in connection with another shelf offering until January 22, 2010. Accordingly, Wells Fargo Securities, LLC was not a “principal underwriter” of the Company at the time of the Company’s entry into the pledge with Wachovia Bank, N.A. and Wells Fargo Bank, National Association on November 16, 2009.2
This result is dictated by the literal language of the “principal underwriter” definition contained in Section 2(a)(29) of the 1940 Act. As set forth above, the description of a person or entity meeting the definition of that term is worded in the present tense, “any underwriter who . . . is in privity of contract with the issuer or . . . initiates or directs . . . or . . . is allowed . . . .” (Emphasis added.)
The plain meaning of the foregoing language leads to the conclusion that a person is a principal underwriter only while the covered activities are being engaged in,

[2]	Please note that the Company entered into an underwriting agreement with Wells Fargo Securities, LLC and certain other underwriters on September 22, 2009 and the contractual relationship established between the Company on the one hand and Wells Fargo Securities, LLC and the other underwriters on the other hand terminated upon the expiration of the 30-day over-allotment option granted by the Company to Wells Fargo Securities, LLC and the other underwriters thereunder.

Mr. Dominic Minore
June  , 2010

but not once those activities are completed. Indeed, a contrary conclusion would seem to produce the incongruous result that a person or entity who at one time acts as a principal underwriter for a BDC but subsequently has no dealings of any kind with the BDC would be precluded from entering into transactions with the BDC even if those transactions were to take place, for example, twenty years after the underwriting took place. As a result, we do not believe that Sections 57(d)(2) and 57(e) of the 1940 Act apply to the pledge that the Company entered into with Wachovia Bank, N.A. and Wells Fargo Bank, National Association because Wells Fargo Securities, LLC was not a “principal underwriter” of or for the Company at the time thereof.
Although not necessary for the resolution of the issue in light of the foregoing discussion, the Company represents that the pledge that it entered into with Wachovia Bank, N.A. and Wells Fargo Bank, National Association is a standard and customary feature of borrowing arrangements, did not involve any overreaching of the Company by either of them and was made on terms that were commercially reasonable to the Company. We are aware of at least 13 BDCs other than the Company that have entered or intend to enter into pledge agreements in connection with their borrowing arrangements. Moreover, in light of current economic conditions, many banks and other lenders may not be willing to extend credit to BDCs or other entities on an unsecured basis. Thus, because the pledge that the Company entered into with Wachovia Bank, N.A. and Wells Fargo Bank, National Association is a standard and customary feature of borrowing arrangements, did not involve any overreaching of the Company by either of them and was made on terms that were commercially reasonable to the Company, we believe the policy behind the limitations set forth in Section 57 of the 1940 Act (i.e., the prevention of the overreaching of BDCs by their affiliates) is not implicated by the pledge that the Company entered into with Wachovia Bank, N.A. and Wells Fargo Bank, National Association.
In addition, the Company advises the Staff that on May 27, 2010, it entered into a three-year secured syndicated revolving credit facility led by ING Capital LLC. An affiliate of each of Morgan Stanley & Co. Incorporated, UBS Securities LLC and RBC Capital Markets Corporation is a lender party to the ING facility and each of Morgan Stanley & Co. Incorporated, UBS Securities LLC and RBC Capital Markets Corporation may serve as an underwriter for future securities offerings by the Company pursuant to the Registration Statement. The Company represents that the pledge that it entered into as part of the ING facility is a standard and customary feature of borrowing arrangements and did not involve any overreaching of the Company by the entities set forth above or their affiliates and was made on terms that were commercially reasonable to the Company. As discussed above with respect to Wells Fargo, at the time the pledge was entered into, none of the entities set forth above or their affiliates was an underwriter of the Company’s securities or in privity of contract with the Company.

Mr. Dominic Minore
June  , 2010

Rating Criteria
18.	Provide a plain English definition of the “Leverage ratio” appearing in the table on page 62.

The Company has revised the Registration Statement accordingly. See page 62 of the Registration Statement.
Certain Relationships and Related Party Transactions
19.	In your response letter, confirm that FSC, Inc. will not be able to recoup any reimbursement amounts that it has decided to forgo.

The Company confirms to the Staff that FSC, Inc. will not be able to recoup any reimbursement amounts that it has decided to forgo.
Description of Securities —Debt
20.	Update the information contained in the last sentence of each paragraph of this section.

The Company has revised the disclosure accordingly. See pages 90 and 91 of the Registration Statement.
Plan of Distribution
21.	In your response letter, confirm to the staff that each underwritten takedown from this registration statement will be submitted to FINRA for approval of the underwriting terms of the Company’s offering.

The Company confirms that each underwritten takedown from the Registration Statement will be submitted to FINRA for review of the underwriting terms of the Company’s offering.

22.	In your response letter, undertake to include in prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Also clarify whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

The Company undertakes to include in a prospectus supplement, as applicable, under a section captioned “Underwriting” a description of the terms of any

Mr. Dominic Minore
June  , 2010

agreement that the Company will have entered into with the underwriters, and the Company will specify the nature of the services that the underwriter has provided or will provide thereunder. The Company will clarify whether any such fee payable thereunder is a one-time fee or whether it is payable annually. The Company also undertakes to file any such agreements as exhibits in a post-effective amendment to the Registration Statement.
Undertakings
23.	Provide an undertaking to file in a post-effective amendment to the registration statement a final legality of shares opinion and consent of counsel for each takedown from the shelf registration statement.

The Company undertakes to file in a post-effective amendment to the Registration Statement a final legality of shares opinion and consent of counsel for each takedown from the Registration Statement.
Closing
24.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Company acknowledges the Staff’s comment.

25.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment.

26.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company informs the Staff on a supplemental basis that it does not currently anticipate submitting any exemptive applications or no-action letter requests in connection with the Registration Statement. The Company also advises the Staff that, as disclosed in the Registration Statement, its wholly-owned subsidiary is licensed as a small business investment company (“SBIC”) with the U.S. Small Business Administration (“SBA”). In connection with its SBA license application, the Company applied for exemptive relief from the SEC to permit the Company

Mr. Dominic Minore
June  , 2010

to exclude senior securities issued by the SBA to the Company’s SBIC subsidiary from the Company’s consolidated asset coverage ratio, which exemptive relief remains pending.
*                     *                     *
          If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.

Sincerely,

Steven B. Boehm

Enclosures

cc:	Mr. Leonard M. Tannenbaum/ Chief Executive Officer
Harry S. Pangas, Esq.
Anne W. Gray, Esq.

[Letterhead of Sutherland Asbill & Brennan LLP]
June  , 2010
VIA E-MAIL & EDGAR
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fifth Street Finance Corp.
Registration Statement on Form N-2 filed on April 12, 2010
File No. 333-166012
Dear Mr. Minore:
     On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on June 1, 2010. The Staff’s comments are set forth below in italics and are followed by the Company’s responses. References to the Company’s registration statement on Form N-2 (the “Registration Statement”) contained herein are to the pre-effective amendment No. 1 to the Company’s registration statement on Form N-2 that has been filed with the SEC on the date hereof.
1.	Please include the fourth, fifth and sixth paragraphs from the cover page of the prospectus included in the Registration Statement on the cover page of any prospectus supplement to such prospectus.
The Company undertakes to include such paragraphs on the cover page of any prospectus supplement to the prospectus included in the Registration Statement.
2.	In any prospectus supplement to the prospectus included in the Registration Statement please include the total and per share net proceeds after underwriting discounts, commissions and expenses to the Company in a footnote to the table typically included on the cover page of prospectus supplements provided in connection with shelf take downs from a registration statement.

Mr. Dominic Minore
June , 2010

The Company undertakes to comply with the comment in any prospectus supplement to the prospectus included in the Registration Statement.
3.	We reference comment no. 4 in our comment letter dated May 18, 2010. Please undertake to include the same language in any prospectus supplement to the prospectus included in the Registration Statement.
The Company undertakes to comply with the comment in any prospectus supplement to the prospectus included in the Registration Statement.
4.	Please explain “PIK” in plain English on page 1 of the prospectus included in the Registration Statement and undertake to explain PIK in plain English in the summary section of any prospectus supplement to such prospectus.
The Company has updated the disclosure accordingly. See page 1 of the Registration Statement. The Company undertakes to comply with the comment in any prospectus supplement to the prospectus included in the Registration Statement.
5.	Please explain the 200% asset coverage requirement on page 2 of the prospectus in plain English and add the amount of borrowings permitted under such requirement based on total assets as of the end of the last completed quarterly period and undertake to do the same in the summary section of any prospectus supplement to such prospectus.
The Company has updated the disclosure accordingly. See page 2 of the Registration Statement. The Company undertakes to comply with the comment in any prospectus supplement to the prospectus included in the Registration Statement.
6.	We refer to the disclosure regarding the ING facility and the Wells Fargo facility. Please disclose the aggregate percentage of assets currently pledged under the Wells Fargo facility and the ING facility.
The Company has updated the disclosure accordingly. See page 5 of the Registration Statement.
7.	Please revise the footnote regarding “interest payments on borrowed funds” in the fees and expenses table in the prospectus included in the Registration Statement to reflect the projected interest payments on borrowed funds for the Company’s fiscal year end.

Mr. Dominic Minore
June , 2010

The Company has revised the disclosure accordingly. See page 11 of the Registration Statement.
8.	Please add the word “our” after the word “because” in footnote 8 to the fees and expenses table in the prospectus included in the Registration Statement.
The Company has updated the disclosure accordingly. See page 11 of the Registration Statement.
Legality Opinion
9.	Please add that the Company has examined “such records, documents or other instruments as we in our judgment deem necessary or appropriate for us to render the opinions set forth in this opinion letter” to the second paragraph of the opinion.
The Company has revised the legality opinion accordingly. See page 1 of the legality opinion.
10.	Please add that the opinion is also limited to reported judicial decisions interpreting the effect of the General Corporation Law of the State of Delaware as of the date of the opinion.
The Company has revised the legality opinion accordingly. See page 2 of the legality opinion.
* * *
     If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.

Sincerely, __________________________ Steven B. Boehm

Enclosure

cc:	Mr. Leonard M. Tannenbaum/ Chief Executive Officer
Harry S. Pangas, Esq.
Anne W. Gray, Esq.